January 30, 2023

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

Division of Corporation Finance

Office of International Corporate Finance

Structure Therapeutics Inc.

Registration Statement on Form F-6

Registration Statement No.                     .

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-6 to 4:00 p.m. (Washington D.C. time) on February 2, 2023, or as soon thereafter as practicable, but in any event simultaneous to the effectiveness of Form S-1 No. 333-269200.

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Lisa M. Hayes
Name:	Lisa M. Hayes
Title:	Vice President